Tenet Collaborates with People's Insurance Company of China to Launch First Policy Exclusive to Heartbeat Platform

Toronto, Ontario--(Newsfile Corp. - May 16, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hubs™, today announced that it has collaborated with the People's Insurance Company of China ("PICC") and eHi Auto Services Ltd. ("eHi") to launch the "Driver's Seat" policy, the first insurance policy to be exclusively available through Tenet's Heartbeat insurance brokerage platform.

Driver's Seat policy holders can obtain replacement vehicles in the event of accidents or any other situation where their vehicles would require servicing for an extended period of time. While replacement vehicle services are commonplace in some parts of the world, like Canada and the United States, implementing the service has been problematic in China for various reasons, which is sure to make the Driver's Seat policy a rather unique find in the country. The vehicles in support of the policy will be provided from eHi's (https://en.1hai.cn/) fleet of over 100,000 vehicles through more than 5,000 service outlets in over 400 cities. The policies themselves will be sold through eHi's service outlets and by the more than 400 insurance brokers already using the Heartbeat platform, and endorsed by the country's largest insurance company. Founded by the Chinese Central Government in 1949, which still remains its biggest shareholder, PICC (https://www.picc.com/) has over 30% of the property insurance market in China. Product data in Heartbeat combined with the analytical capabilities of Tenet's Business Hub™ will ensure the match between policy holders and temporary replacement vehicles result in the best possible user experience for policy holders while optimizing the use of eHi's fleet.

"One of the things that attracted us to the Heartbeat platform and led us to acquire it, was the fact that we would eventually be able to use it to help design policies that would be available exclusively through the platform," said Liang Qiu, CEO of Tenet Asia. "Given our expanding membership and the amount of data that we collect every day on the transactions that we facilitate through our Business Hub™, we see exceptional opportunities to design insurance policies to fit the needs of our members. We service industrial verticals, such as the oil & gas and the automotive sectors, that could particularly benefit from the right insurance products, which would create more synergies among our existing service offerings. This would in turn generate more opportunities for our insurance brokers and insurance company partners. Therefore we believe that the introduction of the Driver's Seat policy is the beginning of something of great significance for the Company's operations in China."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America
Mark Schwalenberg, CFA - Director
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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